Goldman Sachs Dynamic Income Opportunities Fund

200 West Street

New York, New York 10282

July 31, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Dynamic Income Opportunities Fund

(File No. 333-189939)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Goldman Sachs Dynamic Income Opportunities Fund (the “Fund”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Fund’s Registration Statement on Form N-2 (accession no. 0001193125-13-289578) filed in connection with the proposed initial registration of the Fund’s Common Shares. The Registration Statement was originally filed with the Commission on July 12, 2013. The Sole Trustee of the Fund has determined not to commence operations of the Fund, and therefore to abandon the registration of the Fund. The Fund never commenced a public offering of its shares and it has no shareholders.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

The Fund requests a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Fund is (212) 493-0965, Attn: Caroline Kraus. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified with 15 calendar days of the filing of this letter.

U.S. Securities and Exchange Commission
July 31, 2017

Any questions or comments regarding this filing should be directed to our counsel, Allison M. Fumai of Dechert LLP, at 212.698.3526.

Sincerely,

GOLDMAN SACHS DYNAMIC INCOME OPPORTUNITIES FUND

By:	/s/ James A. McNamara
James A. McNamara
President and Sole Trustee